Exhibit 4.21
RESTRUCTURING AGREEMENT
BETWEEN
as the Borrower
and
www.bankhapoalim.co.il
as the Bank
September 29, 2006

(YIGAL ARNON & CO. LOGO)
1 Azrieli Center	The Rubinstein House
(Round Tower)	20 Lincoln St.
Tel Aviv, Israel	Tel Aviv, Israel
www.arnon.co.il	www.zelpel.com

4 Weizmann St.
Asia House	16 Abba Hillel St.
Tel Aviv, Israel	Ramat Gan, Israel
www.hfn.co.il	www.meitar.com

THIS AGREEMENT is made on the 29th day of September, 2006,
BETWEEN:
(1)	LUMENIS LTD., a company incorporated under the laws of Israel, whose registered office is at Industrial Zone, Yoquneam, Israel
(“the Borrower”);
AND
(2) BANK HAPOALIM B.M.
WHEREAS: Lumenis Holdings Inc., on the one hand, and the Bank, on the other hand, are parties to a Loan Agreement dated April 30, 2001, as amended through the date hereof (“the Holdings Loan Agreement”);
WHEREAS: the Bank has provided the Borrower with a Short Term Credit Line Letter dated April 24, 2001, as amended through the date hereof (“the Short Term Credit Line”);
WHEREAS: the Borrower, on the one hand, and the Bank, on the other hand, are parties to a Loan Agreement dated March 26, 2002, as amended through the date hereof (“the Lumenis Ltd. Loan Agreement”); and
WHEREAS: the Borrower has requested that the Holdings Loan Agreement, the Short Term Credit Line, the Lumenis Ltd. Loan Agreement and all other credit arrangements and Contracts between the Borrower or any of its Subsidiaries and the Bank (“the Prior Loan Agreements”) be cancelled (other than those described in Clause 2.1.2(e)(i) to (iv) below) and replaced with a new facility on the terms and conditions hereof;
NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:
1.	INTERPRETATION

1.1.	Definitions

In this Restructuring Agreement (“this Agreement”), the following terms have the meanings given to them in this clause 1.1:
1.1.1.	“Accounting Period” means any period of one Quarter or a Fiscal Year for which Accounts are prepared;

1.1.2.	“Account” means account number 11145 in branch 700 in the name of the Borrower at the Bank.

1.1.3	“Financial Statements” means, at any time and from time to time:
(a)	the audited annual consolidated financial statements of the Borrower (including: (i) a profit and loss statement which reflects the operating profit or loss; (ii) cash flow statement; and (iii) a balance sheet reflecting current assets, current liabilities and fixed assets);

(b)	the reviewed consolidated quarterly financial statements of the Borrower (including: (i) a profit and loss statement which reflects the operating profit or loss; (ii) cash flow statement; and (iii) a balance sheet reflecting current assets, current liabilities and fixed assets).
1.1.4.	“Acquisition” means the acquisition, directly or indirectly (whether by one transaction or by a series of related transactions) of any interest whatsoever in the share capital (or equivalent) or the business or undertaking or assets constituting a separate business or undertaking of any company or other person;

1.1.5	“Closing Date” means the 5th (fifth) Business Day (or such other Business Day as the Bank and the Borrower may agree) following the date on which the Bank is satisfied that all the conditions precedent referred to in clause 3 below have been fulfilled in a form and substance reasonably satisfactory to the Bank;

1.1.6.	“Auditors” means BDO Ziv Haft, or another leading firm of independent Israeli auditors;

1.1.7.	“Bank Hapoalim” or “Bank” means Bank Hapoalim B.M.;

1.1.8.	Not Used;

1.1.9.	“Borrower” means Lumenis Ltd.;

1.1.10.	“Business” means the business of developing, marketing and selling medical and aesthetic lasers and light-based technology services;

1.1.11.	“Business Day” means any day on which banks in Tel Aviv, London, and the country in which the currency of the Loan constitutes legal tender, are open for business; for the purpose of any commissions, expenses or fees required to be paid hereunder by the Borrower, the term ‘Business Day’ means: a day on which the Bank of Israel publishes representative rates of exchange.

1.1.12.	“Business Targets Summary” means the summary of the business targets of the Borrower and its consolidated Subsidiaries, taken as a whole, a copy of which will be agreed before the Closing Date and attached as Schedule 1.1.12 hereto;

1.1.13.	“Consent” means any approval, consent, permit, ratification, waiver, licence, exemption, filing, registration or authorisation (including any Governmental Authorisation);
1.1.14.	“Contracts” means any agreement, contract, obligation, promise or undertaking, whether oral or written, that is legally binding;
1.1.15.	“Currency Hedging Transaction” includes any foreign exchange transaction, currency swap transaction, cross currency rate swap transaction, currency option, collar transaction or other similar transaction (including any option with respect thereto and any combination in respect thereof);
1.1.16.	Not Used.;
1.1.17.	“Default” means any Event of Default or any event which with the giving of notice or lapse of time, or the making of any determination hereunder, or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;
1.1.18.	“Distribution” means the declaration or payment of any dividend or distribution on or in respect of any shares of any class of capital stock of the Borrower; the purchase, redemption or other retirement, or the giving of any financing for the purchase, redemption or retirement, of any shares of any class of capital stock (including redeemable shares) or of convertible securities of the Borrower, directly or indirectly through a Subsidiary or otherwise; the return of equity capital by any person to its shareholders; or any other distribution (within the meaning of such term as defined in Section 1 of the Companies Law, 1999) on or in respect of any shares of any class of capital stock of the Borrower; or any undertaking to do any of the aforegoing;
1.1.19.	“Encumbrance” means:
(a)	any mortgage, charge (whether fixed or floating), pledge, lien, assignment, security interest, title retention or other encumbrance of any kind securing, or any right conferring a priority of payment in respect of, any obligation of any person;

(b)	any other type of security arrangement having similar effect;
1.1.20.	“Event of Default” means any of the events or circumstances described in clauses 14.2-14.15 (inclusive) below;

1.1.21	“Existing Securities” means:
(a)	the securities granted to the Bank in connection with the Prior

Loan Agreements a list of which are attached hereto as Schedule 1.1.21;

(b)	the Existing Debenture;

(c)	any existing pledges on the shares of the Borrower’s Material Subsidiaries, which are held by the Borrower;

(d)	any existing specific charge on the Marks, Patents and Copyrights;

(e)	each mortgage, pledge or assignment by way of charge to be executed by any member of the Group in favour of the Bank in accordance with the provisions of the Existing Debenture;

(f)	all acknowledgments and consents required to be delivered pursuant to the documents referred to above, in each case, subject to certain amendmentsto be agreed prior to the Closing Date and included in Schedule 1.1.21A to be attached hereto.
1.1.22	“Existing Debenture” means the debenture between the Borrower and the Bank effectuated pursuant to the Prior Loan Agreements, a copy of which is attached hereto as Schedule 1.1.22, which notwithstanding anything stated herein shall remain in effect until any and all sums due from the Borrower to the Bank (including pursuant to letters of credits or guarantees) from time to time are fully repaid subject to certain amendments to be agreed prior to the Closing Date and included in Schedule 1.1.22A to be attached hereto

1.1.23.	“Final Maturity Date” means December 31, 2013;

1.1.24.	“Finance Documents” means this Agreement, the Existing Debenture, other Security Documents and the guarantees referred to in section 2.1.2(e)(iv) and (v) below.

1.1.25.	“Financial Indebtedness” means any Indebtedness in respect of or pursuant to:
(a)	moneys borrowed;

(b)	any amount raised under any credit facility;

(c)	any amount raised pursuant to any note, purchase facility or the issue of bonds, notes, debentures, bills, loan stock or any similar instrument (including any debt security convertible, but not at the relevant time converted, into share capital) having the commercial effect of borrowing (including, moneys raised by the sale of invoices, bills or notes or other financial assets on terms that recourse may be had to the vendor in the event of non-payment of such invoices, bills or financial assets when due);

(d)	the amount of any liability in respect of any lease contract (including any sale and lease back, sale and repurchase and similar agreements and instruments) which would, in accordance with GAAP, be treated as a financial or capital lease;

(e)	receivables sold or discounted;

(f)	any amount raised under any other transaction having the commercial effect of borrowing (other than transactions specifically referred to in the other paragraphs of this clause 1.1.25);

(g)	the acquisition cost of assets or services to the extent payable on deferred payment terms which are outside the ordinary course of business or where the deferred payment terms are primarily a method of raising finance or financing the acquisition of the asset or service;

(h)	moneys received in consideration for the supply of goods and/or services to the extent received before the due date for such supply where the receipt as aforesaid is arranged primarily as a method of raising finance;

(i)	any Hedging Transaction or any other derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price;

(j)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

(k)	the amount of any liability in respect of any guarantee, indemnity or other legally binding instrument to assure payment of, or against loss in respect of non-payment of, any of the items referred to in paragraphs (a)–(j) above;
1.1.26.	“Fiscal Year” means a calendar year;

1.1.27.	NOT USED

1.1.28.	“GAAP” means the applicable generally accepted accounting principles, in force from time to time;

1.1.29.	“Governmental Authorisation” means any approval, exemption, notification, licence, permit, waiver, other authorisation issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any law;

1.1.30.	“Governmental Body” means any Israeli or foreign governmental, national, state, local, municipal or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, ministry, department, official or entity and any court or other tribunal), or body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature;

1.1.31.	“Group” means the Borrower and the Material Subsidiaries;

1.1.32.	“Hedging Transaction” means any Interest Rate Hedging Transaction and any Currency Hedging Transaction;

1.1.33.	“Indebtedness” means any obligation (whether incurred as principal or surety or guarantor) for the payment or repayment of money, whether actual or contingent;

1.1.34.	“Insurance Policies” means all insurance policies to be maintained or effected, from time to time, by the Group in accordance with this Agreement;

1.1.35.	“Intellectual Property Assets” means all such rights set forth in paragraphs (a)–(d) below and all know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings and blue prints (collectively, “Trade Secrets”); owned, used or licensed by the Group as licensee or licensor which are, in each case, used in or are necessary for the conduct of the Business as now conducted and as approved by their respective Boards of Directors to be conducted in accordance with the Business Targets Summary. Schedule 1.1.35 hereto (in the form to be provided by the Borrower prior to the Closing Date) sets forth a list of the Intellectual Property Assets, other than Trade Secrets and unregistered Copyrights:
(a)	trade names, registered and unregistered trademarks, service marks and applications (collectively, “Marks”);

(b)	all patents, patent applications and inventions and discoveries that may be patentable (collectively, “Patents”);

(c)	all copyrights, registered and unregistered in both published works and unpublished works (collectively, “Copyrights”); and

(d)	all domain names;
1.1.36.	“Interest” means the interest due with respect to the Loan in accordance with this Agreement.

1.1.37.	“Interest Determination Date” in relation to any Interest Period, means the Business Day falling 2 (two) Business Days prior to the first day of such Interest Period;

1.1.38.	“Interest Payment Date” means the last Business Day of each Quarter;

1.1.39.	“Interest Periods” means consecutive periods of 1 (one) Quarter; provided that, notwithstanding the aforegoing:
(a)	if any Interest Period would otherwise end on a day which is not a Business Day, such Interest Period shall end on the next day which is a Business Day, unless it would thereby be made in the next calendar month, in which case such Interest Period shall end on the immediately preceding Business Day;

(b)	each Interest Period (other than the first Interest Period) shall commence on the expiry of the Interest Period preceding such Interest Period and, for the removal of doubt, shall, subject to (a) above, end on the last day of the Quarter following such preceding Interest Period;

(c)	assuming the Closing shall have occurred, the first Interest Period shall commence on the date of this Agreement and shall end on the last day of the Quarter in which the Closing Date occurs;

(d)	no Interest Period may extend later than the Final Maturity Date; and

(e)	with respect to Unpaid Sums, “Interest Period” shall bear the meaning assigned to such term in clause 15.1 below;
1.1.40.	“Interest Rate Hedging Transaction” includes any rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, interest rate option, knock-out transaction, cap transaction, floor transaction, collar transaction or other similar transaction (including any option with respect thereto and any combination in respect thereof);

1.1.41.	“Investment” means an investment of the Investors in the capital stock of the Borrower all as further detailed in clause 3.10 below;
1.1.42.	“Investors” means Ofer (Ships Holding) Ltd. (or any of its Subsidiaries that acquires the shares in the Borrower, as notified to the Bank prior to the Closing Date) and LM Partners L.P.;
1.1.43.	“LIBOR” means, with respect to each Interest Period, the rate of interest determined by the Bank as being the highest rate rounded upward, if necessary, to the nearest whole multiple of 1/8% (one-eighth of a percent) for Euro–Dollar deposits for a period of 3 (three) months (or if such Interest Period is less than a Quarter, then for the number of weeks of such Interest Period, rounded-up for part of a week), offered to it in the London Interbank market, as quoted at or about 11:00 a.m. (London time) on the Interest Determination Date for such Interest Period and published by the Reuters Information Service (“Reuters”) or, if on any relevant date, such LIBOR rate is not published by Reuters, for any reason, the LIBOR rate will be fixed for a period of 3 (three) months or, as the case may be, that number of weeks comprising such Interest Period, rounded-up, if necessary, to the nearest whole multiple of 1/8% (one-eighth of a percent) in accordance with such other publications as will, in the opinion of the Bank, constitute a suitable alternative for the publication by Reuters. Notwithstanding the foregoing, where the Bank determines that on any relevant date for determining the LIBOR rate it is unable to obtain deposits in the London interbank market as stated above, or where, in the opinion of the Bank, no suitable alternative exists for the publication by Reuters, the LIBOR rate will, for the purpose of determining the interest rate, be the rate to be determined from time to time by the Bank as being the interest rate at which the Bank would have been able to obtain in the London interbank market interbank deposits in the currency of the Loan for a period of 3 (three) months or, as the case may be, that number of weeks comprising such Interest Period;
1.1.44.	“Loan” means, as of the Closing Date, the loan in the aggregate principal amount (excluding, for the removal of doubt, accrued Interest and any other amounts owing under the Finance Documents) of the difference between the Prior Outstanding Debt on the Closing Date and the sum of (i) the First Repayment Amount (as defined in Section 2.1.2(b)); (ii) the First Write Off (as defined in Section 2.1.2(c)); and (iii) the amounts of the guarantees referred to in section 2.1.2(e)(iv), (v) and (vi) below, and after the Closing Date, such amount minus any amounts of the Loan previously repaid by the Borrower or forgiven by the Bank;
1.1.45.	“Material Adverse Effect” means with respect to the Group taken as a whole, any change, event, fact, violation, inaccuracy, circumstance or effect that occurs, arises or is discovered or made known to the Bank (whether or not it was known to the Borrower at signing hereof) during the period commencing on the date hereof (each, an “Effect”) that, individually or taken together with all other

Effects, has an extreme adverse or other exceptional impact on the condition (financial or otherwise), properties, assets (including intangible assets, but other than goodwill within the meaning of GAAP), liabilities, business, prospects, capitalization, operations or results of operations of the Group, taken as a whole.
1.1.47.	“Material Subsidiaries” means: Lumenis Inc. Laser Industries Ltd.; Lumenis Japan Co. Ltd.; Lumenis (HK) Ltd.; Lumenis France SARL; Lumenis Italy; Lumenis GmbH; and Lumenis (UK) Ltd.

and such additional company controlled by the Borrower with revenues of more than $10 million per year, which shall be added to this definition pursuant to the following procedures:
(a)	together with the provision of the annual Financial Statements of the Borrower to the Bank in accordance with Section 13.1 hereof, the Borrower shall provide the Bank with an updated list of all its current subsidiaries that according to such Financial Statements have revenues of more than $10 million for such year;

(b)	the Bank shall review such list and notify the Borrower which subsidiaries will be included to the definition of Material Subsidiaries (the “Notification”);

(c)	within thirty (30) days of the Notification the Borrower and the Material Subsidiaries added to the definition of Material Subsidiaries shall be required to be fully compliant with all the applicable provisions of this Agreement relating thereto.
1.1.47A. “New Indebtedness” means the Loan and the guarantees referred to in Section 2.1.2(e)(iv), (v) and (vi) below.

1.1.48	“New Securities” means the following securities which the Borrower is required to use reasonable commercial efforts to perfect by no later than March 31, 2007:
(a)	a debenture of Laser Industries Ltd. in the form to be agreed prior to the

Closing Date and included as Schedule 1.1.48(a) hereof;

(b)	a guarantee of Laser Industries Ltd. in the form to be agreed prior to the Closing Date and included as Schedule 1.1.48(b) hereof;

(c)	pledge on the shares of Laser Industries Ltd. held by the Borrower and shares of Lumenis (Germany), Lumenis (France), Lumenis (UK) and Lumenis (HK) held by Laser Industries Ltd. other than such pledges that exist prior to the date hereof and are included in the Existing Securities including the pledge agreements with respect thereto in the form to be agreed prior to the Closing Date and included as

Schedule 1.1.48(c) hereof;

(d)	pledge on the assets of Lumenis (Germany), Lumenis (France), Lumenis (UK) and Lumenis (HK) in the form to be agreed prior to the Closing Date and included as Schedule 1.1.48(d) hereof, other than such pledges that exist prior to the date hereof and are included in the Existing Securities;

(e)	guarantees from the Lumenis (Germany), Lumenis (France), Lumenis (UK) and Lumenis (HK) in the form to be agreed prior to the Closing Date and included as Schedule 1.1.48(e) hereof; other than those guarantees granted by the Borrower’s Material

Subsidiaries prior to the date hereof and are included in the Existing Securities;

(f)	specific charge on the Marks, Patents and Copyrights in the form to be agreed prior to the Closing Date and included as Schedule 1.1.48(f) hereof, other than such charges that exist prior to the date hereof and are included in the Existing Securities; and

(g)	all acknowledgments and consents required to be delivered pursuant to the documents referred to above.
1.1.49.	“Order” means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Body or by any arbitrator;

1.1.50.	“Organisational Documents” means the certificate of incorporation, Memorandum of Association, Articles of Association or other documents of incorporation of any person being a corporation;

1.1.51.	“Paid-in Equity” means the aggregate amount paid-up in cash in respect of share capital of the Borrower including the redeemable shares issued to the Investors;

1.1.52.	“Permitted Encumbrances” means any Encumbrance which is
(a)	constituted or evidenced by the Security Documents;

(b)	a right of set-off arising by operation of law or in the ordinary course of business;

(c)	a lien arising by operation of law;

(d)	arising out of retention of title provisions in a supplier’s standard conditions of supply in respect of goods acquired by the Borrower in the ordinary course of business;

(e)	securing any Permitted Financial Indebtedness of the Borrower only (other than as provided by the Bank), provided that such Encumbrance does not entitle the beneficiaries thereof to apply for the liquidation of the Borrower or the appointment of a receiver of the Borrower or its assets prior to the realisation by the Bank of the Encumbrances granted under the Security Documents.

(f)	of the type referred to in section 169(d) of the Companies Ordinance [New Version] (1983), where the Financial Indebtedness being secured is Permitted Financial Indebtedness.

(g)	securing any Permitted Financial Indebtedness referred to in paragraph (e) of the definition of Permitted Financial Indebtedness.
1.1.53.	“Permitted Financial Indebtedness” means:
(a)	Financial Indebtedness arising pursuant to this Agreement;

(b)	Financial Indebtedness incurred by the Borrower only which is subordinate to the Financial Indebtedness arising hereunder in the event of the insolvency or liquidation of the Borrower;

(c)	Financial Indebtedness incurred by the Borrower only pursuant to Section 13.4(b);

(d)	Financial Indebtedness incurred by the Borrower only which is raised in order to finance capital expenditure which is permitted hereunder. ; and

(e)	Financial Indebtedness incurred by any member of the Group for its own working capital purposes in the aggregate not exceeding $2 million.
1.1.54.	“Prior Outstanding Debt” means the outstanding debt of the Borrower and its Subsidiaries to the Bank in aggregate as of the

Closing Date (including principal, interest, guarantees and all other amounts due) under all of the Prior Loan Agreements as further set forth in clause 2 below, which shall not exceed 220 million US Dollars;
1.1.55.	“Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before or otherwise involving, any Governmental Body, arbitrator or mediator;
1.1.56.	“Quarter Day” means 31 March, 30 June, 30 September and 31 December in any year and “Quarter Day” means any of them;
1.1.57.	“Quarters” means each period commencing on the day after a Quarter Day and ending on the next following Quarter Day;
1.1.58.	“Security Documents” means any and all documents governing the Existing Securities and the New Securities.
1.1.59.	“Tax on Overall Net Income” means an income tax or capital gains tax including income tax on interest;
1.1.60.	“Taxes” means all income and other taxes, including, taxes or charges on capital gains, profits, value-added taxes and all other taxes of whatsoever nature and levies, imposts, duties, charges, deductions and withholdings in the nature of or on account of tax, together with interest thereon and penalties and fees with respect thereto, if any, and any payments made on or in respect thereof and “Tax” and “Taxation” shall be construed accordingly;
1.1.61.	“Total Outstandings” means, at any time, the sum in Dollars of the Loan at such time;

1.1.62.	“Unpaid Sum” shall bear the meaning assigned to such term in clause 15.1 below;

1.2.	Clause Headings/Table of Contents

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.3.	Interpretation

In this Agreement, unless the context otherwise requires:

1.3.1.	references to clauses and Schedules are to be construed as references to the clauses of, and Schedules to, this Agreement and references to this Agreement include its Schedules;

1.3.2.	references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as amended in accordance with the terms thereof, or, as the case may be, with the agreement of the relevant parties;

1.3.3.	words importing the plural shall include the singular and vice versa;

1.3.4.	“Affiliate” means, with respect to any person, mean any company which controls, is controlled by, or under common control with, such person; “control” and “holding” shall bear the meanings assigned to such term in Section 1 of the Securities Law, 1968;

1.3.5.	“Bank” shall be construed so as to include any subsequent permitted successors, transferees and permitted assigns of the Bank;

1.3.6.	“including” and “includes” means including, without limiting the generality of any description preceding such terms;

1.3.7.	a “law” includes any statute, law, regulation, treaty, rule, official directive of any governmental, or regulatory body, agency, department or other authority having the force of law;

1.3.8.	a “person” shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the aforegoing;

1.3.9.	“Subsidiary” of a person means any company which is directly or indirectly controlled by such person;

1.3.10	“US $”, “United States Dollars”, “US Dollars” and “Dollars” denote the lawful currency of the United States of America; and “NIS” and “New Israel Sheqels” denote the lawful currency of Israel;

1.3.11.	“VAT” shall be construed as a reference to Israeli value added tax, including any similar Israeli Tax which may be imposed in place thereof from time to time;

1.3.12.	the “winding-up”, “dissolution” or “administration” of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business, including the seeking of liquidation, winding-up, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors and protection against creditors (hakpa’at halichim);

1.3.13.	all accounting expressions which are not otherwise defined herein shall be construed in accordance with GAAP; and

1.3.14	any reference in this Agreement to a law shall be construed as a reference to such law as the same may have been, or may from time to time be, amended or re-enacted.
2.	RESTRUCTURING

2.1	Restructuring of Debt
2.1.1	The Parties confirm that the following sums constitute the Prior Outstanding Debt as of the Closing Date (including principal and interest) pursuant to all of the Prior Loan Agreements and all ancillary documents related thereto:

Agreement	Prior Outstanding Debt
Holdings Loan Agreement	$89,254,000
Lumenis Ltd. Loan Agreement	$68,047,000
Short Term Credit Line	$47,309,000**
Guarantee No. 11145/2 issued to Mr. Avner Raz	$733,334
Standby Letter of Credit No. 700-02-000037/8 issued to UPS Supply Chain Solutions Inc.	$1,000,000
Guarantee No. 11145/03 to Netanya Magistrate Court	$6,000
Guarantee No. 11145/05 to Tel Aviv-Jaffo District Court	$3,000
Guarantee in respect of Yokneam facility lease	NIS 100,000
Total	US $206,375,228, as of September 15, 2006 and as shall be amended and updated to reflect accrued interest and any additional loans provided by the Bank under the Short Term Credit Line (if any)**, up to a maximum of $220 million as of the Closing Date.

**	If requested by the Borrower, the Bank will grant additional loans under the Short Term Credit Line if (i) the Bank is satisfied that the additional loans are required by the Borrower to continue conducting its business and meeting expenses in the ordinary course and consistent with past practice, and (ii) the Investors agree to such additional loans being granted and provided that in no event will the Prior Outstanding Debt at the Closing Date exceed $220 million.
2.1.2	Upon the Closing Date, the following actions shall occur or be deemed to have occurred:
(a)	the Bank shall have advanced the Borrower the amount of the Loan (in accordance with the terms hereof);

(b)	the Borrower shall pay the Bank a sum of $40 million Dollars (the “First Repayment Amount”) deposited in the Account in repayment of the Prior Outstanding Debt;

(c)	the Bank shall forgive $25 million Dollars of the Prior Outstanding Debt (the “First Write Off”);

(d)	the Borrower shall use the Loan to prepay all of the amounts outstanding under the Prior Loan Agreements;

(e)	all of the Prior Loan Agreements, (whether referred to in Clause 2.1.1 or not) including the Schedules attached thereto and all rights thereunder, other than the following:
(i)	the Cash Fee – Ltd. Stock Side Letter, dated November 19, 2003 issued by the Borrower in favour of the Bank, which shall be restated to incorporate the provisions as set out in Clause 2.1.4 below;

(ii)	the Option Agreements dated April 30, 2001, February 6, 2003 and November 19, 2003, respectively (“the Option Agreements”) which shall be amended as set out in Clause 2.1.4 below;

(iii)	the Existing Securities, which shall be amended as set out in Clause 3.11 below;

(iv)	Guarantee No. 11145/2 issued to Mr. Avner Raz;

(v)	Standby Letter of Credit No. 700-02-000037/8 issued to UPS Supply Chain Solutions Inc.; and

(vi)	Guarantee No. 11145/03 to Netanya Magistrate Court, Guarantee No. 11145/05 to Tel Aviv-Jaffo

District Court and guarantee in respect of Yokneam facility lease.
shall automatically terminate and be of no further force and effect.; and
(f)	Following the transactions described in 2.1.2 (a)-( f), the sole outstanding debt of the Borrower and its Subsidiaries to the Bank shall be the New Indebtedness.
2.1.3	The Cash Fee – Ltd. Stock Side Letter, dated November 19, 2003 issued by the Borrower in favour of the Bank shall be amended at Closing to the effect that the cash fee set out therein shall only be payable with respect to the “Fixed Price Average” (as defined therein) category of $7.00 (seven US dollars) and the Bank will receive only the amount payable in respect of such category, if applicable.

2.1.4	The Option Agreements shall be replaced with the form of agreement set forth at Schedule 2.1.4. at Closing and shall provide as follows:
(a)	the exercise period for the 1,136,300 options granted under the Option Agreement dated April 30, 2001, as amended on February 6, 2003, and 275,000 options granted under the Option Agreement dated February 6, 2003 shall all be extended to the 5th anniversary of the Closing;

(b)	the exercise price for the 7,824,000 options granted under the Option Agreement dated November 19, 2003 shall be reduced to $1.17 (one US Dollar and seventeen cents);

(c)	176,000 additional options shall be granted on identical terms to those granted under the Option Agreement dated November 19, 2003 which shall have an exercise price of $1.17 (one US Dollar and seventeen cents) and shall expire on November 2013, such that the total number of options held by the Bank on such terms (assuming no prior exercise of any such options) shall be 8,000,000 (eight million).

(d)	any rights of the Bank under any previous option or other agreement to prevent the Borrower from issuing shares or other securities will be terminated and of no further effect; and

(e)	the Bank will be granted the right to exercise the options described in this section 2.1.4 on a cash-less basis, and registration rights on the same terms as provided to the Investors, by executing the registration rights agreement in the form attached as Schedule 2.1.4(e) hereto (the “Registration Rights Agreement”).
2.2	Acknowledgement and Waiver

2.2.1	Each of the Borrower and the Bank affirms that it has thoroughly examined the accounts of the Borrower and its Subsidiaries in the Bank, including, but not limited to, debit accounts, loan and credit accounts, and all debt, credit, transfers and all other actions executed pursuant to the Prior Loan Agreements. Additionally, each of the Borrower and Bank has checked all credit and/or debit dates on which interest payments under the Prior Loan Agreements were received and repaid, as well as interest rates, calculations and the dates of notices and method of debit or credit following such notices. The Bank and the Borrower hereby acknowledges that the amounts listed in Clause 2.1 above are an accurate representation of the Borrower and its Subsidiaries’ Prior Outstanding Debt to the Bank.

Consequently:
(a)	the Borrower waives all current and future claims and demands against the Bank and its employees with respect to the Prior Loan Agreements, the Prior Outstanding Debt and the said accounts examined by the Borrower, or that could have been examined by the Borrower, as stipulated above. Furthermore, the Borrower hereby acknowledges that the amount of the Prior Outstanding Debt has been agreed upon with the Bank to represent the current outstanding debt of the Borrower and its Subsidiaries, and therefore waives all possible claims with respect to all business relations with the Bank and services received from the Bank in relation to such Prior Outstanding Debt. For avoidance of doubt, the foregoing consent of the Bank to the amount of the Prior Outstanding Debt shall not be construed as an admission by the Bank of any responsibility, by it or its employees, for any actions or omissions; and

(b)	the Bank waives all current and future claims and demands against the Borrower, its Subsidiaries and employees thereof with respect to the Prior Loan Agreements, the Prior Outstanding Debt and the said accounts examined by the bank, or that could have been examined by the Bank, as stipulated above. Furthermore, the Bank hereby acknowledges that the amount of the Prior Outstanding Debt has been agreed upon with the Borrower to represent the current outstanding debt of the

Borrower and its Subsidiaries, and therefore waives all possible claims with respect to all business relations with the Borrower and its Subsidiaries and services provided by the Bank in relation to such Prior Outstanding Debt. For avoidance of doubt, the foregoing consent of the Borrower to the amount of the Prior Outstanding Debt shall not be construed as an admission by the Borrower of any responsibility, by it for any actions or omissions.
2.2.2	The Borrower hereby acknowledges and declares that notwithstanding the termination of the Prior Loan Agreements (i) the Cash Fee – Ltd. Stock Side Letters, dated November 19, 2003, as amended; (ii) the Option Agreements as amended, and (iii) the Existing Securities, as amended are effective and binding on the Borrower and its Subsidiaries and shall serve as security for the amounts due under this Agreement.
3.	CONDITIONS PRECEDENT
The consummation of the transactions contemplated by this Restructuring Agreement is subject to the conditions precedent that the Bank shall have received, by no later than the 5th (fifth) Business Day prior to December 31, 2006, all of the following documents and matters, in form and substance satisfactory to the Bank:
3.1	a certified copy of the Memorandum and Articles of Association of the Borrower;

3.2	copies of resolutions of the Board of Directors of the Borrower, approving the execution, delivery and performance of this Restructuring Agreement and all agreements and acts to be performed by the Borrower as conditions precedent to, or otherwise in connection with, this Restructuring Agreement, as well as a resolution of the Board of Directors of the Borrower authorising a named officer of the Borrower to execute, deliver and perform this Restructuring Agreement and such other agreements and acts, and to give all notices and take all such other action required to be given or taken by the Borrower under this Restructuring Agreement or in connection therewith;

3.3.	Release in the form to be agreed prior to the Closing Date and included in Schedule 3.3 to be attached hereto duly executed by Lumenis Holdings Inc. confirming the termination of the Holdings Loan Agreement, acknowledging the Prior Outstanding Debt and instructing the Bank to repay its debt pursuant to the Holdings Loan Agreement by applying the amounts received under the transactions hereunder;

3.4.	an opinion of Zellermeyer, Pellossof & Co., Advocates, the Borrower’s external legal counsel, addressed to the Bank, in the form to be agreed prior to the Closing Date and included in Schedule 3.4 to be attached hereto;

3.5.	all of the Borrower’s representations and warranties in Clause 12 (other then Clause 12.7) of this Agreement given pursuant to this Restructuring Agreement shall be accurate in all respects as of the Closing Date, as if made on the Closing Date;

3.7.	each of schedules to the Agreement that are listed in Schedule 3.7, shall have been completed in form and substance acceptable to the Bank and duly executed as applicable to each of such schedules;

3.8	Not used

3.9.	a copy of an investment agreement in the form of Schedule 3.9 hereto, by and between the Borrower and the Investors relating to the Investment Proceeds as defined in Section 3.10 below (the “Investment Agreement”) and confirmation from the Investors that, other than the occurrence of the Closing date hereunder, all other conditions precedent to the transactions contemplated thereby have been duly fulfilled or waived;

3.10.	confirmation acceptable to the Bank confirming that the Investors have, on, or immediately prior to, the Closing Date, invested in the paid-up share capital of the Borrower, an amount of at least US $120,000,000 (one hundred and twenty million United States Dollars) (“the Investment Proceeds”),

3.11.	the Existing Securities shall have been amended in order to conform such documents to the terms of this Agreement and such amendments shall have been duly filed with the Registrar of Companies;

3.12.	the First Repayment Amount shall have repaid Prior Outstanding Debt;

3.13	a restatement of the Option Agreements by and between the Bank and the Borrower in accordance with Clause 2.1.4 above;

3.14	Not Used.

3.15	the Registration Rights Agreement executed by the Borrower and the Bank, and

3.16	Written consent of the parties listed on Schedule 3.16 confirming that all the Existing Securities granted by it pursuant to any Prior Loan Agreement remain in effect and may be used by the Bank to secure the repayment of the Loan or any additional outstanding debt to the Bank pursuant to the Finance Documents.

In the event that the aforegoing conditions precedent are not all fulfilled by the 5th (fifth) Business Day prior to December 31, 2006, or in the event that they shall have been fulfilled, but the closing of this Restructuring Agreement shall not be fully performed in accordance with clause 3 above by such date, then, except for clause 8 below, this Restructuring Agreement shall no longer be of any force or effect and the Prior Loan Agreements shall remain unaltered and in full force and effect. The Bank undertakes that promptly following the fulfillment to the satisfaction of the Bank of all the conditions precedent referred to in clause 3 above, the Bank shall confirm to the Borrower in writing that the conditions precedent have been fulfilled.
4	REPAYMENT

4.1	Repayment of Loan

4.1.1	The Borrower shall repay to the Bank the Loan minus: (i) the Second Repayment Amount; (ii) the Second Write Off; (iii) the Third Repayment Amount; and (iv) the Third Write Off (all as defined in Sections 4.1.2 and 4.1.3 below) by way of 16 (sixteen) equal consecutive quarterly instalments, payable on the last Business Day of each Quarter, the first such instalment to be paid on December 31, 2009 and the last such instalment to be paid on the Final Maturity Date.

4.1.2	No later than eighteen (18) months after the Closing Date (the “First Post Closing Date”), the following actions shall occur or be deemed to have occurred:
(a)	the Borrower shall pay the Bank a sum of $20 million Dollars (the “Second Repayment Amount”) deposited in the Account in repayment of the Loan; and

(b)	the Bank shall forgive $12.5 million Dollars of the Loan (the “Second Write Off”).
4.1.3	No later than twenty four (24) months after the Closing Date (the “Second Post Closing Date”), the following actions shall occur or be deemed to have occurred:
(a)	the Borrower shall pay the Bank a sum of $20 million Dollars (the “Third Repayment Amount”) deposited in the Account in repayment of the Loan; and

(b)	the Bank shall forgive $12.5 million Dollars of the Loan (the “Third Write Off”).
4.2	Repayment Schedule

As required by the (guidelines) of the Examiner of Banks with respect to proper conduct of bank affairs (“Hora’ot Nihul Bankai Takin”), details of the installments and dates of repayment of the Loan and of any and all Interest payments will be contained in a repayment schedule that will be provided to the Borrower by the Bank shortly after the Closing Date, and such schedule will form an integral part of this Agreement. Such schedule shall be entirely consistent with the provisions of Clause 4.1 above.

4.3	Payment of all other Sums Due on the Final Maturity Date

On the Final Maturity Date, the Borrower additionally shall pay to the Bank all other sums then outstanding under this Agreement.

4.4	Repayment in Currency of Loan

For the removal of doubt, the Loan, as well as all Interest thereon, shall be repaid in the currency (US Dollars) of the Loan.

4.5	Repayments to Payments Accounts

All repayments as aforesaid shall be made by transfer to the Account.

The Borrower hereby instructs the Bank to debit the Account with the amounts required to pay all the payments of the Loan, Interest, expenses, commissions and other payments that are due from the Borrower as set forth herein.

4.6	No Reborrowing

The Borrower shall not be entitled to reborrow any part of the Loan which is repaid.

4.7	No Commitments

For the removal of doubt, the Borrower has no rights to borrow any amount (other than the Loan), nor to obtain any other form of credit or Indebtedness from the Bank (whether in respect of Hedging Transactions, letters of credit or in any other form) under this Agreement. The foregoing shall not derogate from the Borrower’s right to request further credit form the Bank; provided that the Borrower expressly acknowledges that the Bank shall be under NO obligations to provide any additional credit to the Borrower or the Group.
5 VOLUNTARY PREPAYMENT
5.1	Voluntary Prepayment

The Borrower may, in the manner and subject to the terms and conditions set out in this clause 5 below, if it has given to the Bank not less than 10 (ten) Business Days’ advance written notice to such effect, make a prepayment to the Bank of the Loan on an Interest Payment Date; provided that, the amount of each such prepayment (principal) shall not be less than US $5,000,000 (five million United States Dollars) in aggregate.

5.2	Notice of Prepayment

Any notice of prepayment given by the Borrower pursuant to clause 5.1 above shall be irrevocable, shall specify the Interest Payment Date upon which such prepayment is to be made and the amount of such prepayment and shall oblige the Borrower to make such prepayment on such date.

5.3	No Other Prepayments

The Borrower shall not prepay any part of the Loan except in accordance with the aforegoing in this clause 5 or clause 6 below.

5.4	No Reborrowing

The Borrower shall not be entitled to reborrow any amount repaid or prepaid on account of the Loan.

5.5	Prepayment Commissions

The Borrower shall pay to the Bank on the date of prepayment in accordance with this clause 5.1 above, (a) with respect to amounts of $20,000,000 (twenty million United States Dollars) or less, a commission of 0.25% (zero point two five percent) of the amount (principal) prepaid; and (b) with respect to amounts of more than $20,000,000 (twenty million United States Dollars) a commission of 0.125% (zero point one two five percent) of the amount (principal) prepaid. No other commission or penalty shall be payable on such prepayment.

5.6	Prepayment to Payments Account

All prepayments as aforesaid shall be made by transfer to the Account.

5.7	Prepayments together with Interest and Other Sums Owed

All prepayments shall be made together with all accrued Interest on the amount prepaid and all other sums due in respect of the amount prepaid.

5.8	Selection of Instalments for Voluntary Prepayment

Any prepayment shall be applied pari passu in respect of the repayment of the Loan based on the repayment schedule set forth in section 4.1.

Notwithstanding the above, the provisions of Clause 5.5 shall not apply to any payments set out in Clause 4.1.2 and 4.1.3 above, provided that any prepayment thereof shall be on an the Interest Payment Date.
6	MANDATORY PREPAYMENT
6.1	Mandatory Prepayment

All the following amounts shall be deposited in the Account immediately on receipt thereof (such deposit not to be withdrawn) and shall be applied in mandatory prepayment to the Bank of the Loan on the first Interest Payment Date after receipt of such amounts by the Borrower:

6.1.1	all proceeds from time to time received under the Insurance Policies (other than under Insurance Policies in respect of liability of the Borrower and Material Subsidiaries to third parties or of liability of the Borrower and Material Subsidiaries for damage to property of third parties) in excess of $3,000,000 per event and an aggregate of $5,000,000 , where, as a result of the insured event for which the proceeds are being paid, a significant portion of the Borrower and Material Subsidiary’s facilities cease to operate.

6.1.2	Where the Borrower has disposed of an asset of the Borrower (or a Material Subsidiary has disposed of assets of such Material Subsidiary and distributed proceeds to the Borrower) and the proceeds of such disposal exceed at least $10 million (the “Disposal Amount’), the Borrower shall prepay an amount equal the Proportionate Amount. The Proportionate Amount shall be that percentage of the Loan equal to: the higher of (i) the percentage reduction in the Borrower’s EBITDA (as defined in Schedule 13.25) caused by the disposal, as calculated by the Auditors, and (ii) the percentage reduction in the Borrower’s sales caused by the disposal, as calculated by the Auditors. The difference between the Disposal Amount and the Proportionate Amount shall be referred to as the “Remaining Amount”.

6.2	No Reborrowing of Mandatory Prepayment

The Borrower shall not be entitled to reborrow any amount mandatorily prepaid in accordance with this clause 6 above.

6.3	Account of Mandatory Prepayment

All mandatory prepayments as aforesaid shall be made by transfer thereof to the Account.

6.4	Mandatory Prepayment together with Interest and Other Sums Owed

Any mandatory prepayment shall be made together with all accrued Interest on the amount prepaid and all other sums due in respect of the amount prepaid.

6.5	Schedule for Mandatory Prepayment

Any prepayment shall be applied to the repayment instalments in respect of the Loan in reverse order (that is, shall be deemed first to constitute the last repayment instalment, then the second last, and so on and so forth).
7	INTEREST
7.1	Interest Rate

The rate of Interest applicable to the Loan in respect of each Interest Period shall be the sum of: (a) the rate per annum determined by the Bank to be LIBOR on the Interest Determination Date for such Interest Period; and (b) 1.5% (one point five percent) per annum. Notwithstanding the above, no Interest shall accrue or be payable with respect to the amount of the Second Write Off or the Third Write Off.

7.2	Accrual of Interest

Interest as aforesaid in clause 7.1 above in respect of the Loan shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 (three hundred and sixty) day year.

7.3	Payment of Interest

All Interest accrued as aforesaid in clause 7.2 above on the Loan shall be paid on each Interest Payment Date and on the Final Maturity Date. The Borrower shall pay to the Bank all Interest payable as aforesaid into the Account.
8	COMMISSIONS, FEES AND EXPENSES
8.1	Legal and Other Costs

The Borrower shall pay to the Bank on demand:

8.1.1	all external costs and expenses (including legal fees for external counsel and out-of-pocket expenses) incurred by the Bank in connection with: (i) the performance of all legal due diligence inquiries as the Bank has required or shall require with respect to the transactions in connection herewith; (ii) the negotiation, preparation and execution of this Agreement and the Security Documents and the completion of the transactions herein contemplated provided that such costs and expenses shall be $50,000 plus VAT.

8.1.2	all expenses (including legal fees and out-of-pocket expenses) incurred by the Bank in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under, this Agreement or otherwise in respect of the moneys owing under this Agreement, together with interest at the rate referred to in clause 15 below from the date on which the payment of such expenses was demanded by the Bank until the date of payment (after as well as before judgment).

8.2	Duties and Taxes

The Borrower shall pay all documentary, registration or other like duties or Taxes (including any such duties or Taxes payable by the Bank) imposed on or in connection with this Agreement, the Loan and any of the Security Documents.

8.3	Not Used

8.4	Currency for Payment

All sums payable by the Borrower under this clause 8 shall be payable in the currency in which such sums were incurred by the Bank.

8.5	VAT

All fees and expenses referred to in this clause 8 are exclusive of any VAT or any other Taxes which might be charged in connection with such fees and expenses. If any VAT or other such Tax is so chargeable, it shall be paid by the Borrower at the same time as it pays the relevant fees and expenses.
9	TAXES
9.1	Taxes

All payments to be made by the Borrower to the Bank shall be made free and clear of and without deduction for or on account of Tax, unless the Borrower is required by law to make such payment subject to the deduction or withholding of Tax, in which case (save where such deduction or withholding is in respect of Tax on Overall Net Income of the Bank and the Borrower shall have delivered to the Bank a receipt as referred to in clause 9.3 below, simultaneously with the making of the payment from which such Tax deduction has been made) the sum payable by the Borrower in respect of which such deduction or withholding is required to be made shall be increased, to the extent necessary, to ensure that after the making of the required deduction or withholding, the Bank receives and retains

(free from any liability in respect of any such deduction or withholding), a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

9.2	Notification of Taxes

If, at any time, the Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder, the Borrower shall, as soon as reasonably practicable, notify the Bank.

9.3	Payment and Submission of Receipt

If the Borrower makes any payment hereunder in respect of which it is required to make any deduction or withholding, it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable law and shall deliver to the Bank, as soon as reasonably practicable after it has made such payment to the applicable authority, an original receipt (or a certified copy thereof) issued by such authority evidencing the payment to such authority of all amounts so required to be deducted or withheld in respect of such payment.

9.4	Tax Saving

9.4.1	In the event that following the imposition of any Tax on any payment by the Borrower in consequence of which the Borrower is required, under clause 9.1, to pay any additional amount in respect thereof, the Bank shall, in its sole opinion and based on its own interpretation of any relevant laws or regulations (but acting in good faith), receive or be granted a repayment of Tax, or a credit against, or remission for, or deduction from, or in respect of, any Tax payable by it (any of the aforegoing, to the extent so reasonably identifiable and quantifiable, being referred to as “a saving”), the Bank shall, to the extent that it can do so without prejudice to the retention of the relevant saving and subject to the Borrower’s obligation to repay the amount to the Bank, if the relevant saving is subsequently disallowed or cancelled (which repayment shall be made promptly on receipt of notice by the Borrower from such person of such disallowance or cancellation), reimburse the Borrower promptly after receipt of such saving by the Bank with such amount equal to the lower of: (i) the additional amount paid by the Borrower in respect of such Tax under clause 9.1 as aforesaid; and (ii) such amount as the Bank shall, in its sole opinion but in good faith, have concluded to be the finally determined amount or value of the relevant saving.

9.4.2	Nothing contained in this Agreement shall interfere with the right of the Bank to arrange its Tax and other affairs in whatever manner it thinks fit and, in particular, the Bank shall be under no obligation to claim relief from Tax on its corporate profits, or from any similar Tax liability, in respect of the Tax, or to claim relief in priority to any other claims, reliefs, credits or deductions available to it or to disclose details of its Tax affairs. The Bank shall not be required to disclose any confidential information relating to the organisation of its affairs.
9.4.3	The Bank will notify the Borrower promptly of the receipt by the Bank of any saving and of the Bank’s opinion as to the amount or value of that saving.

9.5	VAT

The Borrower shall pay to the Bank all VAT, if any, payable in respect of any payment to be made by the Borrower to the Bank under this Agreement or under any other Finance Document.
10	INCREASED COSTS
If by reason of any change in, or the introduction of, or any change in the interpretation, administration or application by any Governmental Body (after the date hereof) of any law or by reason of the interpretation, administration or application adopted or declared by any Governmental Body in respect of any law (including of any official directive or official request from, or the rules of, any governmental, fiscal, monetary or regulatory (including self-regulatory) authority, organisation or agency including, the position (guidelines) of the Examiner of Banks with respect to proper conduct of bank affairs (“Hora’ot Nihul Bankai Takin”) or any interpretation of any of the aforegoing by the Examiner of Banks (whether or not having the force of law but, if not having the force of law, being a regulation, treaty, official directive, official request or rule which it is the practice of banks in Israel to comply with) after the date of this Agreement which affects the Bank or compliance by the Bank with any such change, introduction, adoption or declaration, including, in each case, those relating to Taxation, reserves, special deposits, cash ratio, liquidity, limits on provision of credit to single borrowers or groups of borrowers or capital adequacy requirements or other forms of banking, fiscal, monetary or regulatory controls:
10.1.	the Bank incurs a cost as a result of it having entered into and/or performing and/or assuming and/or maintaining and/or funding its obligations or commitments hereunder and/or maintaining the outstanding balance of the Loan; or

10.2	the Bank is unable to obtain the rate of return on its overall capital which it would have been able to obtain but for it having entered into and/or performing its obligations hereunder (including maintaining the outstanding balance of the Loan); or

10.3	any amount receivable by the Bank hereunder is reduced (save to the extent matched by a reduction in the cost of providing the Loan); or

10.4	the Bank makes any payment or forgoes any Interest or other return on, or calculated by reference to, any amount received or receivable by it from the Borrower hereunder; or

10.5	there is any increase in the cost of the Bank of funding or maintaining the outstanding balances of the Loan and such cost (or the relevant proportion thereof), reduction, payment, forgone Interest or other return is not compensated for by any other provision of this Agreement, then and in each such case:
(i)	the Bank shall notify the Borrower of that event promptly upon it becoming aware of the event, including, in reasonable detail, particulars of the event; and

(ii)	within 30 (thirty) Business Days after receipt by the Borrower of a demand from time to time by the Bank accompanied by a certificate of the Bank specifying the amount of compensation claimed and setting out the calculation of the amount in reasonable detail, the Borrower shall pay to the Bank such amount as shall compensate the Bank for such increased cost, reduction, payment or forgone Interest or other return. Nothing in this clause 10 shall oblige the Bank to disclose any confidential information relating to the organisation of its affairs.
The Borrower may, after receipt of a demand as aforesaid in (ii) above, notify the Bank that it will prepay, on the next following Interest Payment Date, the whole (but not part only) of the Total Outstandings. Such notice shall be irrevocable and the Borrower shall on such Interest Payment Date as aforesaid pay to the Bank the Total Outstandings, together with all accrued Interest thereon and all other amounts owing to the Bank under the Finance Documents. In the event of prepayment under this clause 10, the provisions of clause 5.5 above requiring the payment of a prepayment commission in respect of prepayments, shall not be applicable.
11	ILLEGALITY

If any change in or the introduction of any law, or any change in the interpretation, administration or application of laws by a final decision of a competent court or the relevant authority or agency after the date hereof or compliance by the Bank with any such change or introduction of laws or change in interpretation, administration or application of laws or by reason of the interpretation, administration or application adopted or declared by any Governmental Body in respect of any law after the date hereof including, the position (guidelines) of the Examiner of Banks with respect to proper conduct of bank affairs (“Hora’ot Nihul Bankai Takin”) or any interpretation of any of the aforegoing by the Examiner of Banks

(whether or not having the force of law but, if not having the force of law, which it is the practice of banks in Israel to comply with)), shall make it unlawful or a breach of laws for the Bank to maintain the Loan under this Agreement or to give effect to its obligations as contemplated by this Agreement, the Bank may, by notice to the Borrower, declare that to the extent necessary to avoid any such illegality or breach of laws, its obligations to the Borrower hereunder shall be to the extent necessary as aforesaid, terminated forthwith or, if later, on the latest date to which the obligations may remain in effect without causing the Bank to be in breach of laws, whereupon the Borrower will, by the earlier of: (i) the date on which the illegality or breach in question takes effect; and (ii) the Interest Payment Date next following such notice from the Bank, prepay the Loan, to the extent necessary as aforesaid. All such prepayments shall be made together with all Interest and other charges accrued on all the aforegoing to the date of the prepayment.
12	REPRESENTATIONS AND WARRANTIES

12.1.	General

The Borrower hereby makes the representations and warranties set out in this clause 12 to the Bank. The Borrower acknowledges that the Bank has entered into this Agreement in full reliance on the representations and warranties set out in this clause 12 below.

12.2	Legal Validity

The Borrower has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and the New Securities to which the Borrower is a party and to perform its obligations hereunder and thereunder and has taken all corporate action necessary to approve the consummation of the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. Each of this Agreement and the New Securities to which the Borrower is a party, has been duly authorised, executed and delivered by the Borrower and constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms.

12.3.	Non-Conflict

Neither the execution and delivery of this Agreement, New Securities to which the Borrower is a party nor the consummation or performance of any of the aforegoing is or will, directly or indirectly (with or without notice of lapse of time):

12.3.1.	contravene, conflict with, or result in a violation of (a) any provision of the Organisational Documents of the Borrower, or (b) any resolution adopted by the board of directors or the shareholders of the Borrower; or

12.3.2.	contravene, conflict with, or result in a violation of, or give any Governmental Body or other person the right to challenge or to exercise any remedy or obtain any relief under, any law to which the Borrower or any of the assets owned or used by the Borrower may be subject; or

12.3.3.	contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorisation that is held by the Borroweror that otherwise relates to the Business of, or any of the assets owned or used by, the Borrower and which is material to the Business of the Borrower; or

12.3.5.	result in the imposition or creation of any Encumbrance (other than Permitted Encumbrances) upon or with respect to any of the assets owned or used by the Borrower.

Without limiting the generality of the aforegoing, there is no restriction or prevention, legal or otherwise, on the creation of the Encumbrances to be created pursuant to the New Securities.

12.5.	Consents

No notice to, filing with or Consent from any person or Governmental Body is or will be required to be made or obtained in connection with the execution, delivery and validity of any of this Agreement or the New Securities or the consummation or performance of any of the transactions contemplated hereby or thereby (save for registrations with the Registrar of Pledges and the Registrar of Companies).

12.6	Ranking of Securities

The security conferred by the Security Documents constitutes a priority security interest of the type therein described (subject to statutory preferences which may rank ahead of the security created thereunder) over the security assets therein referred to, which are not subject to any prior or other Encumbrances and is not liable to be set aside on insolvency of the Borrower.

12.7	All the representations and warranties provided by the Borrower to the Investors in Article III of the Investment Agreement shall be deemed to be included herein, mutatis mutandis (including any disclosures made in the disclosure schedules to such agreement). For the avoidance of doubt, these representations and warranties shall not survive the Closing Date and shall not entitle the Bank to any rights or remedies after the Closing Date.

13.	UNDERTAKINGS

The Borrower undertakes to the Bank that so long as any sum remains payable by the Borrower hereunder:

13.1	Financial Information

13.1.1	The Borrower shall furnish to the Bank at such intervals as agreed between the parties:
(i)	the audited consolidated Financial Statements of the Borrower for that Fiscal Year;

(ii)	the reviewed consolidated Financial Statements of the Borrower for that Quarter;
13.1.2	The Borrower shall also furnish the Bank with copies of all internal financial reports provided by the Borrower to its Board of Directors.
13.2	Financial Statements and Auditors

The Borrower will ensure that:

13.2.1	to the extent delivered to the Bank, the annual Financial Statements to be delivered to the Bank pursuant to clause 13.1 above are audited by the Auditors and that the quarterly Financial Statements are, unless otherwise indicated herein, reviewed by the Auditors;

13.2.2	the Borrower shall at all times have duly appointed Auditors;

13.2.3	the Borrower will not change its financial year-end without the prior written consent of the Bank;

13.2.4	all Financial Statements shall be prepared in accordance with GAAP (consistently applied) or shall indicate in notes to or accompanying such Financial Statements any material departures from GAAP or changes in the accounting policy of the Borrower;

13.2.7	all Financial Statements shall fairly present in all material respects (subject to adjustments which fall to be made at the end of the financial year in accordance with GAAP), the financial position and results of operations of its financial position and results of operations, as at the end of and for the Accounting Period to which they relate.

13.3	Negative Pledge

The Borrower shall not create or permit to subsist any Encumbrance on the whole or any part of its, or any of any member of the Group’s present or future assets, business or undertaking or on the shares held by the Borrower (directly or indirectly) in its Material

Subsidiaries, save for Permitted Encumbrances, any other Encumbrances over such assets, business or undertaking existing as of the date hereof.

13.4	No Financial Indebtedness
(a)	Save with the prior written consent of the Bank, the Borrower and its Material Subsidiaries will not incur any Financial Indebtedness nor will it provide any guarantee to a third party, save for Permitted Financial Indebtedness, and the Borrower will procure that the Group will not incur any Financial Indebtedness or provide any guarantee to a third party other than Permitted Financial Indebtedness.

(b)	Notwithstanding the foregoing, the Borrower only will be entitled to incur Financial Indebtedness in accordance with the following, without the prior consent of the Bank:
(i)	the maximum amount of such Financial Indebtedness shall be $30 million;

(ii)	in the event that the aggregate amount of such Financial Indebtedness actually borrowed by the Borrower is greater than $10 million, then for each sum of $1 above $10 million, the Borrower shall, on the Interest Payment Date following such borrowing, prepay $0.50 of the Financial Indebtedness outstanding hereunder (such that the maximum prepayment under this Clause shall be $10 million); and

(iii)	such Financial Indebtedness shall rank pari passu with the Financial Indebtedness created hereunder and shall be secured by the Security Documents and the Bank shall enter into such agreements with the provider of such Financial Indebtedness as are necessary to implement the foregoing.
13.5	Distributions

13.5.1	The Borrower will not, prior to the date that the Second Repayment Amount and the Third Repayment Amount have been fully repaid, and at least fifty percent (50%) of the Loan shall have been paid in full (after payment in full of the Second Repayment Amount and the Third Repayment Amount), make or resolve to make any Distribution, other than (i) provided that no Event of Default shall have occurred and be continuing, nor shall it result from the proposed Distribution, the Remaining Amount (as defined in Clause 6.1.2 above); and (ii) any redemption of shares pursuant to Clause 10.3 of the Investment Agreement.

The Borrower will not, after the date that the Second Repayment Amount and the Third Repayment Amount have been fully repaid, and at least fifty percent (50%) of the Loan shall have been paid in full (after payment in full of the Second Repayment Amount and the Third Repayment Amount), make or resolve to make any Distribution other than (i) provided that no Event of Default shall have occurred and be continuing nor shall it result from the proposed Distribution, from the profits available for Distribution from the ongoing operations of the Borrower; or (ii) provided that no Event of Default shall have occurred and be continuing, nor shall it result from the proposed Distribution, the Remaining Amount (as defined in Clause 6.1.2 above); or (iii) any redemption of shares pursuant to Clause 10.3 of the Investment Agreement.

13.6.	New Securities

The Borrower shall, and with respect to its Material Subsidiaries shall use reasonable commercial efforts to procure that such Material Subsidiaries shall file, register, execute and perform any other actions necessary, or in the opinion of the Bank desirable to effectuate and perfect each of the New Securities in accordance with any and all applicable laws governing each of such New Securities by no later than April 30, 2007 and shall provide the Bank with evidence, satisfactory to the Bank, that such New Securities have been duly perfected by such date. In addition, the Borrower shall use its reasonable commercial efforts to provide the Bank by no later than April 30, 2007, with (i) an opinion of non-Israeli counsel, addressed to the Bank confirming that the Existing Securities granted by non-Israeli companies in the Group secure the transactions contemplated hereby and an opinion of — Zellermeyer, Pellossof & Co., Advocates, addressed to the Bank confirming that the New Securities granted by Israeli companies in the Group secure the transactions contemplated hereby and (ii) and an opinion of – non-Israeli counsel, addressed to the Bank confirming that the New Securities granted by non-Israeli companies in the Group secure the transactions contemplated hereby.

13.7	Intellectual Property Assets

The Borrower will (and will procure that its Material Subsidiaries will):

13.7.1	make such registrations and pay such fees and similar amounts as are necessary to keep those registered Intellectual Property Assets owned by the Borrower or such Material Subsidiary which are material to the operation of the Business in force and to record its interest in those Intellectual Property Assets;

13.7.2.	not sell, transfer, lease, license on an exclusive basis or otherwise dispose of all or any part of its interest in any of the Intellectual Property Assets referred to in clause 13.7.1 above, save for (a) any licence arrangements in respect of those rights entered into with any third party, where those licence arrangements are entered into on arms’ length terms and in the ordinary course of business and (b) disposals permitted in accordance with Clause 13.21 below; and

13.7.3.	not permit any registration of any of the Intellectual Property Assets referred to in clause 13.7.1 above to be abandoned, cancelled or lapsed or to be liable to any claim of abandonment for non-use or otherwise, except in respect of Intellectual Property Assets, the non-registration of which shall not have a Material Adverse Effect.

13.8.	Insurance

13.8.1.	With effect from the date hereof and until the date upon which all amounts payable by the Borrower hereunder shall have been paid in full, the Borrower shall, and shall procure that its Material Subsidiaries shall insure and keep insured all material properties and assets of the Borrower or such Material Subsidiary, with reputable insurance companies or underwriters.

13.8.2.	The Borrower shall, and shall procure that its Material Subsidiaries shall promptly after becoming aware of the relevant requirement, effect and maintain all insurances required by the terms of any applicable law or any Contract binding on it.

13.8.3.	The Borrower shall, and shall procure that its Material Subsidiaries shall ensure that it has such insurance coverage in respect of any risks or liabilities as would from time to time generally and customarily be insured by a company carrying on a business similar to the Business.

13.8.4.	The Borrower shall, and shall procure that its Material Subsidiaries shall pay all premiums on all Insurance Policies when due and the Borrower shall, and shall procure that its Material Subsidiaries shall maintain and comply with the provisions of the Insurance Policies and the Borrower shall, and shall procure that its Material Subsidiaries shall ensure that the Insurance Policies do not become void or voidable. The Borrower will promptly supply to the Bank on request evidence reasonably satisfactory to the Bank of payment of all premiums and other amounts payable by it under and a certified copy of, each insurance policy taken out and maintained by it pursuant to this clause 13.8.

13.8.5.	The Borrower shall promptly notify the Bank of any insurance claim where the amount of such claim exceeds US $1,000,000 (one million United States Dollars) (or its equivalent, on the date on which the claim is made, in the currency in which such claim is made).

13.9	Mergers and Amalgamations

The Borrower will not and will procure that its Subsidiaries will not, enter into or resolve to approve any merger, consolidation, amalgamation or scheme of reconstruction or in any way transfer its or their respective businesses or part thereof or otherwise change its corporate structure, save with the prior written consent of the Bank or to the extent such transaction is permitted pursuant to Clause 13.21 below.

To the extent that the Bank consents to the setting up of one or more direct or indirect new Material Subsidiaries of the Borrower, a first priority charge shall be placed on the shares held by the Borrower, direct or indirect in such new Material Subsidiaries, including on any of the profits, dividends and/or other rights of the Borrower linked to such shares.

13.10	Consents

The Borrower will (and will procure that any Subsidiary executing a New Security will) obtain every Consent required to perform its obligations under this Agreement or the Security Documents and ensure that: (a) none of the Consents is revoked, cancelled, suspended, withdrawn, terminated, expires or is not renewed or otherwise ceases to be in full force and effect; and (b) no Consent is modified and that it does not commit any breach of the terms or conditions of any Consent, except in each case to the extent that failure to comply will not have a Material Adverse Effect.

13.11	Not Used

13.12	Auditors

13.12.1	The Borrower will notify the Bank of any change in its Auditors.

13.12.2.	The Borrower will authorise the Auditors to discuss the Borrower’s financial position with the Bank on the Bank’s reasonable request and after notice is provided to the Borrower, at the expense of the Borrower.

13.13.	Acquisitions

13.13.1.	The Borrower will not and will procure that its Subsidiaries will not, without the prior written consent of the Bank, make any Acquisition (including any investment of any kind in any Material Subsidiary or other Affiliate), unless: (a) the aggregate amount of the investment by the Borrower and its Subsidiaries in all Acquisitions during any calendar year does not exceed US $8,000,000 (eight million United States Dollars); and (b) the Borrower and its Subsidiaries shall not incur any Indebtedness (contingent or otherwise) other than Permitted Financial

Indebtedness of the Borrower only in connection with such Acquisition. Notwithstanding the foregoing, the following Acquisitions from subsidiaries or Affiliates shall be permitted:
(i)	any investment in or loan to Lumenis Holdings Inc. deemed to have been made by the Borrower as a result of the transactions contemplated hereby;

(ii)	any investment in a subsidiary required in order to enable the subsidiary to comply with any minimum capital requirements imposed by law;

(iii)	the acquisition by the Borrower of the Intellectual Property Assets of Lumenis Holdings Inc. or any other Subsidiary of the Borrower; and

(iv)	other Acquisitions by the Borrower from any Subsidiary.
13.13.2.	The ability of the Borrower and its Subsidiaries to make any Acquisition pursuant to clause 13.13.1 above will be conditional upon the Borrower or the relevant Subsidiary using its best efforts to provide that the interests acquired in such Acquisition are first capable of being pledged in favour of the Bank by way of a first pledge and charge under the Existing Debenture or any other charge, in a form satisfactory to the Bank.

13.14.	Access

13.14.1.	For such time as an Event of Default has occurred and is continuing the Borrower and its Material Subsidiaries shall, subject to prior coordination with the Borrower and its Material Subsidiaries of the time and during regular working hours, permit the Bank to have access to the facilities of the Borrower and its Material Subsidiaries’ in order to review the corporate and financial books, records, accounts, documents and other similar information in the possession of or available to it, and to take such copies as may be considered appropriate. Notwithstanding the foregoing, the Borrower shall provide the Bank with copies of the corporate and financial books, records and accounts relating to the Borrower and/or its Material Subsidiaries at any time held by the Borrower that the Bank shall so request. In addition, the Bank shall have the right to discuss the affairs, finances and Financial Statements of the Borrower and its Material Subsidiaries with the directors and officers of the Borrower and its Material Subsidiaries, all at such reasonable times after giving written notice and as often as the Bank may from time to time request.

13.14.2.	For the avoidance of doubt, no information or access provided to the pursuant to this Agreement shall release the Borrower from its obligations to make and provide, and to be fully responsible for, all reports and notices as shall be required under this Agreement, or in any way place any responsibility on the Bank with respect to the Borrower or to any third parties with respect to such information and access, including, any claim that any knowledge obtained by the Bank constitutes any waiver of any nature or acceptance by the Bank of any such matter or matters as to which the Bank has obtain knowledge.

13.15.	NOT USED

13.16.	Organisational Documents

The Borrower shall not (and shall procure that its Subsidiaries shall not) amend its Articles of Association or other Organisational Documents in any respect materially adverse to the interests of the Bank without the prior written consent of the Bank, unless such amendment is required by law.

13.17	NOT USED

13.18.	Hedging

The Borrower and its Material Subsidiaries shall not enter into any Hedging Transaction, other than Permitted Hedging Transactions. “Permitted Hedging Transactions” shall mean: (i) forward transactions, swap transactions, future transactions or other similar types of transactions; or (ii) other Hedging Transactions in which the maximum financial exposure is reasonable and the exact amount thereof may be calculated pursuant to the Hedging Transaction agreement at the time such agreement is entered into, provided, in the case of both (i) and (ii), such Hedging Transaction is made with the Bank in respect of interest rates or currencies exposures with respect to the Group and, provided further that, the Borrower and its Material Subsidiaries shall not: (a) enter into any Permitted Hedging Transactions for any speculative purpose; and (b) enter into any Permitted Hedging Transactions, save with the prior written consent of the Bank.

13.19.	Transactions with Related Persons

Except with the prior written consent of the Bank, the Borrower will not and will procure that its Subsidiaries will not, directly or indirectly, purchase, acquire or lease any property from, or sell transfer or lease any property to, or otherwise have any dealings or enter into any transaction after the date of this Agreement with, any interested person (Baal Inyan), Affiliate or any Subsidiary of the Borrower, except on terms no more favourable to such other person than would apply in the case of arm’s length Contracts entered into in the ordinary course of business, except for transactions which are not material.

13.20.	NOT USED

13.21.	Disposals

The Borrower will not, and will procure that its Material Subsidiaries will not either in a single transaction or in a series of transactions whether related or not and whether voluntarily or involuntarily, sell, transfer, lease or otherwise dispose of all or any part of or interest in its respective assets or undertaking to any person, save for (i) disposals in the ordinary course of business carried out in accordance with market conditions; (ii) disposals of assets of the Borrower or such Material Subsidiary for full consideration and on arms’ length, commercial terms (only for so long as Section 14.10 shall be complied with) and (iii) any other disposal with the prior written consent of the Bank and as to (i), (ii) and (iii), all provided that no Event of Default has occurred and is continuing; provided that if Event of Default has occurred and is continuing, disposals in amounts not exceeding $10 million per year shall be permitted if the proceeds of such disposal are invested in the Borrower.

13.22.	Notification of Default

The Borrower shall notify the Bank of any Default or Event of Default of which it is aware (and the steps, if any, being taken to remedy such Default or Event of Default) promptly upon becoming aware thereof.

13.23.	Compliance with Laws

The Borrower will and will procure that its Subsidiaries will comply in all respects material to the Bank with all applicable laws and Orders (provided that any breaches of the requirements of this Clause occurring prior to the Closing Date shall not be considered a breach of this Agreement).

13.24.	Forecasts

Following submission of any forecast or updated forecast to the Board of Directors of the Borrower (but in any event, not less than once per year), the Borrower shall provide the Bank a copy of such forecast.

13.25.	Financial Ratios

The Borrower shall, commencing with respect to the first Quarter of 2008, comply with the Financial Ratios set out in Schedule 13.25.

13.26.	Change of Business

The Borrower will not and will procure that its Material Subsidiaries will not make or threaten to make any substantial change in the nature of its Business (save as contemplated in the Business Targets Summary) or as a result of Disposals permitted hereunder.

The Borrower will not and will procure that its Material Subsidiaries will not carry on any business other than the Business.

14.	DEFAULT

14.1	Events of Default

Each of the events set out in clause 14.2 to clause 14.15 is an Event of Default (whether or not caused by any reason outside the control of the Group or of any other person). To the extent that any further defaults or breaches are set out in any of the other Security Documents or bank account opening forms to which the Borrower or any Subsidiary is a party, such defaults or breaches shall not be applicable with respect to the Loan, this Agreement or the transactions contemplated hereby.

14.2	Non-Payment

The Borrower does not pay any amount payable by it hereunder at the place and in the funds expressed to be payable, within the earlier of: (i) 7 (seven) Business Days; or (ii) 10 (ten) days, of the due date for payment.

14.3	Breach of Obligations

14.3.1.	There is any breach of: the provisions of any of clauses 13.3-13.5, (inclusive); clauses 13.7.2., 13.9, 13.13, 13.21 and, if such default is capable of remedy within such period, within 21 (twenty one) days after receipt by the Borrower of written notice from the Bank requiring the failure to be remedied, the Borrower shall have failed to cure such default.

14.3.2	Failure of the Borrower and its Subsidiaries to meet any of the Financial Ratios set out in Schedule 13.25, and failure to meet the conditions for curing such breach as set forth therein.

14.3.3.	The Borrower fails to comply with any undertaking or obligation contained herein (other than an undertaking referred to in clause 14.2, 14.3.1 or 14.3.2 above) and, if such default is capable of remedy within such period, within 45 (forty five) days after receipt by the Borrower of written notice from the Bank requiring the failure to be remedied, the Borrower shall have failed to cure such default.

14.5.	Invalidity

This Agreement or any of the Security Documents shall cease to be in full force and effect in any respect or shall cease to constitute the legal, valid, binding and enforceable obligation of the Borrower or relevant member of the Group or in the case of any Security Document, fail to provide effective perfected security in favour of the Bank over the assets over which security is intended to be given by that Security Document and such failure has a Material Adverse Effect.

14.6.	Cross Acceleration

14.6.1.	Without derogating from sections 14.2 or 14.3, (i) the Borrower is in default of the Financial Indebtedness referred to in Section 1.1.53 (c) above or (ii) an amount of at least $5,000,000 of the Borrower’s Financial Indebtedness is not paid when due (whether falling due by demand, at scheduled maturity or otherwise) or within any applicable grace period provided for in the document evidencing or constituting such Financial Indebtedness and the Borrower has failed to pay such amount within 21 days of receipt of demand to make such payment.

14.7.	Insolvency and Rescheduling

The Borrower and/or Laser Industries Ltd. or a Material Subsidiary with revenues of more than $20 million per year (each a “Super Material Subsidiary”) is unable to pay its debts as they fall due or admits inability to pay its debts as they fall due, commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its Indebtedness or makes a general assignment for the benefit of or a composition with its creditors.

14.8.	Winding-Up
(a)	The Borrower or anya Super Material Subsidiary takes any corporate action for its winding-up, liquidation, bankruptcy, dissolution, administration or re-organisation (or for the suspension of payments generally or any process giving protection against creditors, including hakpaat halichim) or for the appointment of a permanent or temporary liquidator, receiver, trustee, administrator, administrative receiver or similar officer of it or of all or any part of its revenues or assets;

(b)	Any person is issued on an ex parte basis an order for the appointment of a permanent or temporary liquidator, receiver, trustee, administrator, administrative receiver or similar officer of the Borrower or of all or any material part of its revenues or assets which is not subsequently withdrawn or set aside within 21 days;

(c)	The appointment of a permanent or temporary liquidator, receiver, trustee, administrator, administrative receiver or similar officer of the Borrower or any Super Material Subsidiary or of all or any material part of its revenues or assets, or the issuing of an order for hakpaat halichim in each case, after a hearing at which the Borrower or any Super Material Subsidiary was present.
14.9	Execution or Other Process

Any execution, attachment, collection, sequestration or other process arising out of any claim by any third party against the Borrower or any Super Material Subsidiary for amounts in excess of $1,000,000, save where: (a) the Borrower or any Super Material Subsidiary is in good faith on reasonable grounds, contesting the execution, attachment, sequestration or other process by appropriate proceedings diligently pursued; (b) the Bank is satisfied that the ability of the Borrower or any Super Material Subsidiary to comply with its respective obligations hereunder will not be adversely affected whilst such distress, execution, attachment, collection, diligence or other process is being so contested; and (c) such process as aforesaid is cancelled or withdrawn not later than 21 (twenty one) days after the institution thereof.

14.10	Change of Holdings

Save with the prior written consent of the Bank (such consent not to be unreasonably withheld), as a result of a single transaction or series of transactions, LM Partners L.P. (or any of its permitted transferees, as defined below) shall hold any less than 20% of the outstanding shares of the Borrower on a fully diluted basis, unless a reduction below this percentage results from the issuance of new securities by the Borrower to unaffiliated investors in the Borrower, and LM Partners L.P. (together with its permitted transferees) continues to be the largest shareholder of the Borrower.

For the purposes of this clause, a permitted transferee shall mean any corporate entity which controls, is controlled by, or is under common control with LM Partners LP, in each case, either directly or indirectly.

14.11.	Proceedings

Any litigation, dispute, arbitration, administrative, regulatory or other proceedings or enquiry concerning or involving the Borrower or any Subsidiary which has a Material Adverse Effect is commenced after the date hereof.

14.12.	Consents

14.12.1.	Any Consent necessary for the Borrower to comply with its obligations hereunder:
(i)	is not obtained or is surrendered, terminated, withdrawn, suspended, cancelled or revoked or does not remain in full force and effect or otherwise expires and is not renewed prior to its expiry (in each case, without replacement by permits, consents or authorisations, as applicable, having equivalent effect); or

(ii)	is modified in any material adverse respect or breached

In each case, in a manner that has a Material Adverse Effect.
14.13.	Material Adverse Effect

Any event or series of events occur which, in the reasonable opinion of the Bank, after discussion with the Borrower, is likely to have a Material Adverse Effect, including, any material adverse change in the Business or financial condition of the Group or in the ability of the Borrower to perform its obligations hereunder.

14.14.	Government Action

Any government or Governmental Body: (a) nationalises, seizes or expropriates all or any substantial or material part of the assets of the Group; or (b) assumes custody or control of such assets, or of the business or operations of the Group; or (c) takes any action that would prevent the Group or its officers from carrying on its Business or operations or a substantial or material part thereof, in each case, in a manner which has a Material Adverse Effect; or by or under the authority of the government of Israel or any other competent Israeli Governmental Body any law is introduced after the date hereof imposing restrictions on the free exchange of NIS for Dollars or of Dollars for NIS.

14.15.	Illegality

It is or becomes unlawful for (i) the Borrower to perform any of its material obligations hereunder or (ii) the Borrower or any Subsidiary party to a Security Document to perform any of its material obligations under such Security Document.

14.16.	Acceleration

Upon the occurrence of an Event of Default and at any time thereafter while the same is continuing, the Bank may, by notice to the Borrower:

14.16.1.	declare that an Event of Default has occurred; and/or

14.16.2.	declare that the Loan together with all Interest accrued and all other amounts (including amounts due under clause 16, to the extent applicable) payable by the Borrower hereunder from time to time, shall thenceforth be repayable on demand being made by the Bank (and in the event of any such demand, the Loan, such Interest and such other amounts shall be immediately due and payable); and/or

14.16.3.	declare the Loan immediately due and payable, whereupon it shall become immediately due and payable, together with all Interest accrued on the Loan and all other amounts payable by the Borrower hereunder (including, amounts due under clause 16, to the extent applicable).

14.17	Loans Due on Demand

If, pursuant to clause 14.16.2 above the Bank declares the Loan to be due and payable on demand, then and at any time thereafter, so long as any Event of Default is continuing or has not been waived, the Bank may by written notice to the Borrower require repayment of the Loan on such date as the Bank may specify in such notice (whereupon the same shall become due and payable on such date together with accrued Interest thereon and any other sums then owed by the Borrower hereunder) or withdraw such declaration with effect from such date as they may specify in such notice.

14.18.	Collection

In the event of acceleration of the Loan pursuant to clause 14.16.3 above or of a written notice under clause 14.17 above, then, without derogating from any other remedies or relief available to the Bank under law or under any of the Security Documents, the Bank shall be entitled to take all steps as it deems fit in order to collect all sums owed by the Borrower to the Bank (including all sums referred to in clause 14.16 above), including, to realise all or any of the assets secured under the Security Documents, all at the expense of the Borrower and to utilise the sums received to repay in part or in full all amounts owed by the Borrower hereunder.

14.19.	Indemnity

The Borrower shall indemnify the Bank against any losses, charges or expenses which the Bank may sustain or incur as a consequence of:

14.19.1	the occurrence of any Event of Default or Default; or

14.19.2.	the operation of clauses 14.16, 14.17 or 14.18,

including, any losses, charges or expenses on account of funds acquired, contracted for or utilised to fund any amount payable under this Agreement or any amount repaid or prepaid. A certificate of the Bank as to the amount of any such loss or expense shall be prima facie evidence in the absence of manifest error.

15	DEFAULT INTEREST

15.1.	Default Rate Periods

If any sum due and payable by the Borrower hereunder is not paid on the due date therefore in accordance with the provisions of this Agreement (“Unpaid Sum”), the period beginning on such due date and ending on the date upon which the obligation of the Borrower to pay the Unpaid Sum is discharged, shall be divided into successive periods, each of which (other than the first) shall start on the last day of such preceding period and the duration of each of which shall (except as otherwise provided in this clause 15) be selected by the Bank (such periods selected as aforesaid “Interest Periods”).

15.2.	Default Interest

During each such Interest Period as is mentioned in clause 15.1 above, an Unpaid Sum shall bear interest at the rate per annum which is the sum from time to time of: (a) 2.5% (two point five percent); and (b) the interest rate in respect of such Interest Period as would have been determined in accordance with clause 7.1 above.

15.3.	Payment of Default Interest

Any interest which shall have accrued under clause 15.2 above in respect of an Unpaid Sum shall be due and payable and shall be paid by the Borrower at the end of each Interest Period by reference to which it is calculated or on such other dates as the Bank may specify by written notice to the Borrower.

16.	BROKEN FUNDING INDEMNITY

Broken Funding

If the Bank receives or recovers all or any part of the Loan otherwise than on the scheduled date of repayment of the Loan, the Borrower shall on the first Interest Payment Date following such repayment on demand pay to the Bank an amount equal to the amount (if any) by which: (a) the additional amount of Interest which would, in accordance with the terms of this Agreement, have been payable on the amount so received or recovered had it been received or recovered on the following Interest Payment Date exceeds (b) the amount of Interest which, in the opinion of the Bank, would have been payable to the Bank on the last day of such Interest Period in respect of a deposit in the currency of the Loan, of an amount equal to the amount so received or recovered, had such an amount been placed by it with a prime bank in London for a period starting on the date of such receipt or recovery and ending on the following Interest Payment Date. For the removal of all doubt: (i) with respect to all or any part of the Loan received or recovered otherwise than on the scheduled date of repayment of such amount relating to the Loan, the payment set forth above shall only be made once; and (ii) voluntary or mandatory prepayments made in accordance with clause 5, 6, 11 or 13.4(b), as the case may be, on an Interest Payment Date shall not be subject to a payment of broken funding in accordance with this clause 16.

17	PAYMENTS

Payments by Borrower

All payments to be made by the Borrower to the Bank shall be made in same day funds to the Account.

18	RIGHTS OF THE BANK

18.1	The Bank shall have a right of possession, lien, set-off and charge over any amounts, assets and rights including gold, securities, coins, banknotes, documents in respect of goods, insurance policies, bills, assignments of rights or obligations, deposits, collaterals and their countervalue held at the Bank and/or in its control at any time to the credit and/or on behalf of the Borrower, including such as have been delivered for collection, security, safe-keeping or otherwise. The Bank shall be entitled to detain the said assets until repayment in full of the Loan or to realize them by selling them and applying the countervalue thereof in whole or in part to repayment of the Loan.

In the event that the sums that are set off are being deposited in foreign currency, the Borrower hereby instructs the Bank in advance to sell the credit balance in foreign currency at the customary rate of the Bank and set off the countervalue of such sale against the Loan after deducting the necessary expenses and charges.

18.2	Without derogating from the Bank’s right of lien in accordance with clause 18.1 above, the Bank may, at any time:

18.2.1	Set off any amount of the Loan that is due and payable that is as yet unpaid against any sums due from the Bank to the Borrower in any account in Israeli or foreign currency in any manner or for any reason.

18.2.2	Purchase and credit to the Account, any sum in foreign currency that will be required to pay any amount of the Loan due and payable that is as yet unpaid, or sell any foreign currency standing at the Bank to his credit, and apply the proceeds of sale in payment of any amount of the Loan due and payable that is as yet unpaid.

18.2.3	Debit any account of the Borrower with any sum required to pay any amount of the Loan which is due and payable that is as yet unpaid, regardless of whether such account is in credit or overdrawn (or whether it will become overdrawn as a result of such debiting of the account by the Bank), and without derogating from the rights of the Bank under clause 15 above. Save that if the state of the account does not enable the final repayment of any amount, the Bank will be entitled to refrain from debiting such account in which case it may reverse any debit and treat any sum for which the debit has been reversed as an amount unpaid on account of the Loan, and in consequence take any act it deems fit in accordance with this Agreement.

18.2.4	The Bank will, in any event, provide the Borrower with 10 (ten) days’ prior notice before the date of effecting the set-off, unless an Event of Default has occurred and is continuing.

Notwithstanding that stated in sub-clause 18.2.4 above, if the deferred execution of the set-off could jeopardize the condition of the Bank or affect any of its rights, the set-off may be effected by the Bank immediately, provided that it shall promptly notify the Borrower thereof. In addition, if, during the period of the 10 days’ notice, an attachment order or notice of receivership over the Borrower’s property arrives or any similar event occurs, the Bank may effect the set-off immediately.

18.3	The Borrower hereby declares that it is aware that in those cases where the Bank exercises all or any of such rights of set-off before the Maturity Date with respect to any deposit of the Borrower, in whole or in part, there may be adverse changes to its rights in connection with or relating to such deposits (including, without limitation, with regard to: interest rates, linkage differentials, exchange rate differentials, rights to bonuses or loans, exemption or reduced income tax and deductions at source, all to the extent that the conditions of such deposit granted it such rights). The Borrower will bear all the costs and payments for the time being customary in the Bank for the purpose of executing such act.

18.4	Any purchase or sale mentioned in clause 18.2.2 above, will be made according to the customary rate of the Bank, out of sums in Israeli or foreign currency, as the case may be, which are existing at the Bank to the Borrower’s credit or which will be received from realizing any collateral that have been or will have been given to the Bank by or on behalf of the Borrower.

18.5	The Bank may, at any time, debit any account of the Borrower, with any sum due from the Borrower in any manner, regardless of whether such account is in credit or overdrawn or whether it will become overdrawn as a result of such debiting of the account by the Bank, and without derogating from the rights of the Bank under clause 15 above. It is agreed by the Borrower that whenever any demand in writing is referred to it by the Bank which is not responded to by it within the period prescribed in the demand, the Bank may act as stated at the beginning of this section, and debit any account of the Borrower with the amount that was demanded. The Bank will further be entitled to credit any sum received from the Borrower or on its behalf to the credit of such account as it deems fit, and transfer any sum standing to his credit to such other account as it deems fit.

The Borrower’s instruction to debit the Account, set out in clause 17 above, does not affect the Bank’s right to debit any other account of the Borrower as stated in this clause 18.

18.6	The Borrower confirms that the Bank’s books and accounts shall in the absence of manifest or proven error, serve as prima facie evidence against it in all their details including in reference to the calculation of the Loan components, the particulars of the bills, guarantees and other collateral and any other matter relating to this Agreement.

18.7	The Borrower confirms that the Bank has notified it, according to the Protection of Privacy Law, 5741-1981 that all the details that will be given by it to the Bank will be used by the Bank in the normal course of its operations, at its absolute discretion. All the particulars that have been or will be given by it to the Bank will be stored according to the needs of the Bank in data banks maintained by the Bank or by those supplying to the Bank from time to time, computer, data processing and data bank services.

18.8	The Bank will be entitled, upon the occurrence of any Event of Default, to use such means as it deems fit in order to collect the Loan and exercise any of its rights hereunder, including by way of realizing all or any part of property that has been charged under the Securities Documents, and apply the proceeds thereof in discharge of the Loan, without being obliged to first realize guarantees or other collateral, (if any) held by the Bank.

18.9	If the Bank decides to realize securities, bills or any other negotiable instrument, three days’ advance notice regarding the steps to be taken by the Bank will be regarded as reasonable notice for the purpose of section 19(b) of the Pledges Law, 5727-1967, or of any legal provision in substitution therefore.

18.10	If amounts on account of the Loan are not yet due and payable or are only contingently due to the Bank, at the time that any charged or other property under the Security Documents is sold, (hereinafter: – “the above amounts”) the Bank will be entitled to collect out of the proceeds of sale, sums sufficient to cover the amounts due, and the amount collected which has not yet been appropriated to the satisfaction of the amounts mentioned in clause 18.13 above will be charged to the Bank as security for the repayment of the Loan and be retained by the Bank until they have been fully discharged.

19.	APPLICATION OF PAYMENTS

19.1.	Insufficient Payment

If the Bank receives a payment insufficient to discharge all the amounts then due and payable by the Borrower to it under the Finance Documents, the Bank shall apply that payment towards the obligations of the Borrower under the Finance Documents in the following order or in such other order as the Bank may deem fit:

19.1.1.	firstly, in or towards payment of any unpaid fees, costs and expenses of the Bank or any Receiver (as defined in any Security Document) under the Finance Documents; and

19.1.2.	secondly, in or towards payment of any other amount due to the Bank but unpaid under this Agreement or any other Finance Document, other than principal (including, Interest, damages, commissions, fees, broken funding indemnity fees and all other costs), the above in such order as the Bank deems fit; and

19.1.3.	thirdly, in or towards payment to the Bank on account of the principal of the Loan.

19.2.	Currency Conversion

If, notwithstanding the obligations of the Borrower under this Agreement (and without derogating from such obligations), any sum is received by the Banks in a currency (“the first currency”) other than the currency (“the second currency”) in which the relevant amount is to be paid pursuant to the provisions of this Agreement, then such sum shall be converted into the second currency at the buying rate of the second currency in the first currency prevailing at the Bank at the close of business on the date of receipt thereof.

20.	CALCULATIONS AND EVIDENCE OF DEBT

20.1.	The Bank shall maintain in accordance with its usual practice accounts evidencing the amounts from time to time lent by and owing to it hereunder.

20.2.	In any legal action or Proceeding arising out of or in connection with this Agreement the entries made in the accounts maintained pursuant to clause 20.1 above shall, in the absence of manifest or proven error, be prima facie evidence of the existence and amounts of the specified obligations of the Borrower.

20.3.	A certificate of the Bank as to: (a) the amount by which a sum payable to it hereunder is to be increased under clause 9.1 above; or (b) the amount for the time being required to indemnify it against any such cost, payment or liability as is mentioned in clause 10 above shall, in the absence of manifest or proven error, be prima facie evidence of the existence and amounts of the specified obligations of the Borrower.

21	ASSIGNMENTS AND TRANSFERS

21.1.	This Agreement shall be binding upon and enure to the benefit of each party hereto and its or any subsequent permitted successors, transferees and permitted assigns.

21.2.	The Borrower shall not be entitled to assign or transfer all or any of its rights, benefits and obligations under any of the Finance Documents.

21.3.	The Bank may, at any time, assign up to 50% of its rights, benefits and obligations under the Finance Documents to any bank or financial institution of the kind listed in paragraphs (3) and (4) of the first schedule to the Securities Law; provided that the 50% limitation shall not apply to (i) sales by the Bank of participation interests or (ii) an Event of Default has occurred and is outstanding.

21.4.	The Bank may at any time disclose to any actual or potential assignee or transferee or subparticipant (or other party entering into contractual arrangements to assume risks in relation to the Loans) in respect of this Agreement, such information about the the Borrower as the Bank shall consider appropriate, provided that such entity has executed a confidentiality undertaking in favour of the Borrower in a from reasonably satisfactory to the Borrower. The Bank may also disclose any such information that it is required by law or the position (guidelines) of the Examiner of Banks with respect to proper conduct of bank affairs (“Hora’ot Nihul Bankai Takin”) or any interpretation of any of the aforegoing by the Examiner of Banks (whether or not having the force of law but, if not having the force of law, which it is the practice of banks in Israel to comply with) to the Bank of Israel, the Supervisor of Banks and any person acting on their behalf or any other Governmental Body to which the Bank is subject, upon receipt by the Bank of a demand for such information from any such person or Governmental Body.

22	REMEDIES AND WAIVERS

22.1	Waiver

Without derogating from any of the other provisions herein contained, any waiver, extension, concession, acquiescence, forbearance from acting (“the Waiver”) on the part of the Bank with respect to the non-performance or partial performance or improper performance of any of his undertakings under or in connection with this Agreement, will not be regarded as any Waiver on the part of the Bank of any right, but will be regarded as consent to the particular instance in which it was given. Any Waiver granted by the Bank to a party to any bill that the Bank holds to secure the payment of the Loan, will in no way affect its undertakings.

Without derogating from any of the other provisions herein contained, any modification of its undertakings requires the prior written consent of the Bank to be received. Any other consent, made orally or by way of Waiver or in any other manner not being in writing, will not be regarded as a consent.

22.2	Remedies

The rights and remedies herein provided are cumulative and not exhaustive of any rights or remedies provided by law.

23	NOTICES

23.1.	Notices in Writing

Notices to be given hereunder shall be in writing and may be given personally, by facsimile or, if not available, as required by clause 23.2 below. Any notice to be given hereunder must be given during normal banking hours to the person and at the address designated below.

23.2.	Addresses

Any other notices to be given hereunder shall be served on a party by facsimile, personal delivery or mail to its address given below or such other address as may from time to time be notified for this purpose. Any notice so served shall be deemed to have been served:
(a)	if sent by facsimile, with a confirmed receipt of transmission from the receiving machine, on the day on which transmitted;

(b)	in the case of a notice given by hand, on the day of actual delivery; and

(c)	if by mail, on fifth day after the time at which such notice was posted and in proving such service, it shall be sufficient to prove that the notice was properly addressed and posted, provided that a notice given in accordance with the above but received on a day which is not a Business Day or after normal business hours in the place of receipt shall be deemed to have been received on the next Business Day.
23.2.1.	to the Borrower at: Lumenis Ltd. POB 240 Yokneam, Industrial Park Israel Attention: Chief Executive Officer Telephone No.: (972)-(4)-9599356 Facsimile No.: (972)-(4)- 9599360

23.2.2.	to Bank Hapoalim at:	23 Menachem Begin Street
Migdal Levinstein
Facsimile: 972-3-5675699
Attention: Lea Landau

	with a copy to:	Yigal Arnon & Co.
1 Azrieli Center
Tel-Aviv, 67021
Facsimile: (03) 608 7727
Attention: David H. Schapiro, Adv.
24	AMENDMENTS Any addition, variation, modification or amendment to this Agreement shall not be effective unless any such addition, variation, modification or amendment is in writing and signed by the authorised signatories of all of the parties to this Agreement.

25	COUNTERPARTS This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

26	GOVERNING LAW AND JURISDICTION This Agreement shall be governed by and shall be construed in accordance with Israeli law and the courts of Tel-Aviv-Jaffa shall have exclusive jurisdiction to hear any matters, provided that the Bank shall be entitled to sue the Borrower in any jurisdiction in which it has an office or holds assets.

27	ENTIRE AGREEMENT This Agreement constitutes the entire agreement between the parties with respect to the subject-matter hereof and supersedes any prior agreement, or arrangement amongst the parties. Any addition or amendment to this Agreement shall not be effective unless in writing signed by the authorised signatories of both the parties.
IN WITNESS WHEREOF, the parties have signed this Restructuring Agreement on the date first mentioned above.

for:	LUMENIS LTD.

By:

Title:

for:	BANK HAPOALIM B.M.

By:
Title:

Schedule 1.1.21
List of Existing Securities
1.	Debenture dated April 24, 2001 for Floating Charge on Lumenis Ltd. and Amendment to the Debenture dated August 18, 2003.
2.	Debenture dated April 30, 2001– Fixed Charge on the right of Lumenis Ltd.to receive monies under the Agreement between Lumenis Ltd. and Coherent Inc. dated February 25, 2001.
3.	UCC-1 on Lumenis Holdings Inc. dated May 3, 2001 file number 1037970.

4.	UCC-1 on Lumenis Inc. dated May 3, 2001 file number 200102016570.
5.	Subsidiary Guarantee of Lumenis Inc. for the debt of Lumenis Holdings Inc. and Lumenis Ltd.
6.	Deed of Continuing Guarantee Unlimited in Amount of Lumenis Ltd. for the debt of Lumenis Holdings Inc.
7.	Subsidiary Guarantee of Lumenis Holdings Inc. for the debt of Lumenis Ltd. dated March 26, 2002.
8.	Pledge on the shares of Lumenis Luxembourg S.a.r.l. that are held by Laser Industries Ltd. from June 28, 2001.
9.	Deed of Continuing Guarantee unlimited in Amount of Lumenis (Italy) S.r.l for the debt of Lumenis Holdings Inc. and Lumenis Ltd. dated July 26, 2001.
10.	Charge on the Bank Accounts, Inventory, Equipment and Receivables of Lumenis (Italy) S.r.l pursuant to the Security Agreement between Lumenis Italy S.r.l. and Bank Hapoalim B.M. dated July 31, 2001.
11.	Pledge on the Shares of Lumenis Japan Co. Ltd. that are held by Lumenis Ltd. dated July 1, 2002.
12.	Pledge on the Shares of Lumenis Japan Co. Ltd. that are held by Laser Industries Ltd. dated July 1, 2002.
13.	Pledge on the Shares of Lumenis Holdings Inc. that are held by Lumenis Ltd. dated July 1, 2003.
14.	Pledge on the Shares of Lumenis Inc. that are held by Lumenis Holdings Inc. dated July 1, 2003.

15.	Deed of Continuing Guarantee Unlimited in Amount of Lumenis Ltd. for the debt of Lumenis Inc. dated November 13, 2003.
16.	Pledge on the Shares of Lumenis Holland BV. that are held by Laser Industries Ltd. dated June 23, 2002.
17.	Debenture on Laser Industries Ltd. dated 1990.

Schedule 3.7
List of Schedules to be Completed by Closing
1.	Schedule 1.1.12 – Business Targets Summary

2.	Schedule 1.1.21A – Agreed amendments to Existing Securities.

3.	Schedule 1.1.22A — Agreed amendment to Existing Debenture.

4.	Schedule 1.1.35 — List of the Intellectual Property Assets.

5.	Schedule 1.1.48(a) — Debenture of Laser Industries Ltd.

6.	Schedule 1.1.48(b) — Guarantee of Laser Industries Ltd.

7.	Schedule 1.1.48(c) — Pledge on the shares of Laser Industries Ltd. held by the Borrower and shares of Lumenis (Germany), Lumenis (France), Lumenis (UK) and Lumenis (HK) held by Laser Industries Ltd.

8.	Schedule 1.1.48(d) — Pledge on the assets of Lumenis (Germany), Lumenis (France), Lumenis (UK) and Lumenis (HK).

9.	Schedule 1.1.48(e) — Guarantees from the Lumenis (Germany), Lumenis (France), Lumenis (UK) and Lumenis (HK).

10.	Schedule 1.1.48(f) — Specific charge on the Marks, Patents and Copyrights.

11.	Schedule 3.3 – Release.

12.	Schedule 3.4 — Zellermeyer, Pellossof & Co. Legal Opinion.